Maybank

08003837

Our file ref. : GSS/M201

PROCESSED
JUL 22 2008
THOMSON REUTERS

Date : 10 July 2008
Exemption No.: 82-34861

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W,
Room 3099
Office of International Corporate Finance
Mail Stop 3 – 7
Washington D.C. 20549

BY COURIER

SEC
Mail Processing
Section
JUL 16 2008
Washington, DC

SUPPL

Re : Malayan Banking Berhad ("Maybank")

On behalf of Maybank, a company incorporated in Malaysia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act") :-

No.	Date of Announcement	Description of Document
1.	22 May 2008	Proposed acquisition by Maybank of up to 20% of the issued and paid-up share capital of MCB Bank Limited ("MCB") for a purchase consideration to be wholly satisfied in cash ("Proposed Acquisition")
2.	23 May 2008	Maybank – Employee Share Option Scheme ("Scheme").
		Memorandum of Understanding ("MOU") between Malayan Banking Berhad ("Maybank") and PT Panin Life Tbk ("Panin").
3.	29 May 2008	Proposed acquisition by Maybank of up to 20% of the total charter capital of An Binh Commercial Joint Stock Bank ("An Binh Bank") for a purchase consideration to be wholly satisfied in cash ("Proposed Acquisition").
		Proposed acquisition by Maybank of up to 20% of the issued and paid-up share capital of MCB Bank Limited ("MCB") for a purchase consideration to be wholly satisfied in cash ("Proposed Acquisition").
4.	2 June 2008	Rating of Maybank's Proposed Tier 1 Capital Securities.

dlw 7/17

No.	Date of Announcement	Description of Document
5.	4 June 2008	Maybank – Employee Share Option Scheme ("Scheme").
		Acquisition of 2 ordinary shares of RM1.00 each in Cekap Mentari Berhad representing the entire issued and paid-up capital for a cash consideration of RM2.00.
6.	5 June 2008	Proposed Issuance of, Offer for Subscription or Purchase of, or Invitation to Subscribe for, or Purchase Innovative Tier 1 ("ITI") Capital Securities ("IT1CS") Programme of up to RM4.0 Billion and/or its Foreign Currency Equivalent in Nominal Value ("IT1CS Programme" or the "Proposal") by Malayan Banking Berhad ("Maybank" or Issuer").
7.	18 June 2008	Proposed Issuance of, Offer for subscription or Purchase of, or Invitation to Subscribe for, or Purchase of Non-Innovative Tier 1 Capital ("NIT1 Capital") of up to RM3.5 Billion in Nominal Value comprising of: (1) Non-Cumulative Perpetual Capital Securities ("NCPCS") to be issued by Maybank ("NCPCS Issuer") which are stapled to: (2) Subordinated Notes ("Sub Notes") to be issued by CMB ("Sub Notes Issuer") (collectively "Stapled Securities" or "Proposal")
8.	25 June 2008	Family Takaful Business Joint Venture in Pakistan.
		Proposed acquisition by Maybank of up to 20% of the issued and paid-up share capital of MCB Bank Limited ("MCB") for a purchase consideration to be wholly satisfied in cash ("Proposed Acquisition").
9.	27 June 2008	Issuance of Non-Innovative Tier 1 Capital ("NIT1 Capital") of up to RM3.5 billion in nominal value comprising of:- 1. Non-Cumulative Perpetual Capital Securities ("NCPCS") to be issued by Malayan Banking Berhad ("Maybank") which are stapled to: 2. Subordinated Notes ("Sub Notes") to be issued by Cekap Mentari Berhad (formerly known as Cekap Mentari Sdn Bhd) ("Cekap Mentari"), a wholly-owned subsidiary of Maybank.

No.	Date of Announcement	Description of Document
10.	10 July 2008	Proposed Family Takaful Business Joint Venture in Pakistan

Yours faithfully
for **MAYBANK**,

MOHD NAZLAN MOHD GHAZALI
Executive Vice President
General Counsel & Company Secretary

Encs

General Announcement
Reference No **CU-080521-66577**

Submitting Merchant Bank	: ASEAMBANKERS MALAYSIA BERHAD
Company Name	: **MALAYAN BANKING BERHAD**
Stock Name	: MAYBANK
Date Announced	: 22/05/2008

Type	: Announcement
Subject	: Malayan Banking Berhad ("Maybank" or "the Company") Proposed acquisition by Maybank of up to 20% of the issued and paid-up share capital of MCB Bank Limited ("MCB") for a purchase consideration to be wholly satisfied in cash ("Proposed Acquisition")
Contents	: We refer to the announcement dated 5 May 2008 in relation to the Proposed Acquisition. On behalf of the Company, Aseambankers Malaysia Berhad is pleased to announce that the Company has received a certificate dated 20 May 2008 from the Competition Commission of Pakistan ("Commission") informing the Company that the Commission has no objection to the Proposed Acquisition. This announcement is dated 22 May 2008.

LISTING'S CIRCULAR NO. L/Q : 49975 OF 2008

Company Name : **MALAYAN BANKING BERHAD**

Stock Name : MAYBANK

Date Announced : 23/05/2008

Subject : MAYBANK-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents : Kindly be advised that the abovenamed Company's additional 1,250 new ordinary shares of RM1.00 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 26 May 2008.

Reference No **MB-080523-58837**

Company Name	: **MALAYAN BANKING BERHAD**
Stock Name	: MAYBANK
Date Announced	: 23/05/2008

Type	:	**Announcement**
Subject	:	**Memorandum of Understanding ("MOU") between Malayan Banking Berhad ("Maybank") and PT Panin Life Tbk ("Panin")**

Contents :

Maybank wishes to refer to its earlier announcements on 30 March 2007, 20 August 2007, 28 September 2007, 13 November 2007, 31 December 2007 and 4 April 2008 in respect of the signing of an MOU between Maybank Group and Panin to commence discussions on a possible joint venture partnership via the acquisition of 60% stake in PT Anugrah Life Insurance ("Anugrah"), a subsidiary of Panin ("Proposed Acquisition").

As stated in our previous announcement dated 4 April 2008, Maybank's insurance and takaful holding company, Mayban Fortis Holdings Berhad ("Mayban Fortis") has been designated as the legal entity (instead of Maybank) to pursue the Proposed Acquisition. Subsequently, on 11 April 2008, Anugrah performed the submission to the Ministry of Finance of Republic of Indonesia ("MOF") for approval of Mayban Fortis as the legal entity to acquire the 60% stake in Anugrah in respect of the Proposed Acquisition.

Following the above, we are pleased to announce that Anugrah has informed us that the MOF had vide its letter dated 8 May 2008, approved the application of Anugrah to change its ownership with Mayban Fortis acquiring 60% from Panin.

Both parties are currently working on the formalization and execution of the definitive agreements and completion of the Proposed Acquisition will be subject to the terms of the definitive agreements including obtaining regulatory approvals of the Republic of Indonesia such as submission of the amended articles of association of Anugrah to the Ministry of Law and Human Rights of the Republic of Indonesia.

This announcement is dated 23 May 2008.

General Announcement
Reference No **CU-080528-67800**

Submitting Merchant Bank	: ASEAMBANKERS MALAYSIA BERHAD
Company Name	: **MALAYAN BANKING BERHAD**
Stock Name	: MAYBANK
Date Announced	: 29/05/2008

Type	: Announcement
Subject	: Malayan Banking Berhad ("Maybank" or "the Company") Proposed acquisition by Maybank of up to 20% of the total charter capital of An Binh Commercial Joint Stock Bank ("An Binh Bank") for a purchase consideration to be wholly satisfied in cash ("Proposed Acquisition")
Contents	: We refer to the announcement dated 21 March 2008 in relation to the Proposed Acquisition. On behalf of the Company, Aseambankers Malaysia Berhad is pleased to announce that Bank Negara Malaysia had, vide its letter dated 27 May 2008 granted approval for Maybank to acquire up to 20% stake in An Binh Bank. This announcement is dated 29 May 2008.

General Announcement
Reference No **CU-080528-67995**

Submitting Merchant Bank	: ASEAMBANKERS MALAYSIA BERHAD
Company Name	: **MALAYAN BANKING BERHAD**
Stock Name	: MAYBANK
Date Announced	: 29/05/2008

Type	: Announcement
Subject	: Malayan Banking Berhad ("Maybank" or "the Company") Proposed acquisition by Maybank of up to 20% of the issued and paid-up share capital of MCB Bank Limited ("MCB") for a purchase consideration to be wholly satisfied in cash ("Proposed Acquisition")

Contents : We refer to the announcements dated 5 May 2008 and 22 May 2008 in relation to the Proposed Acquisition.

On behalf of the Company, Aseambankers Malaysia Berhad is pleased to announce that the Company has received the approval of the State Bank of Pakistan ("SBP") for the Proposed Acquisition.

Maybank is still awaiting for the approval from the SBP for remittance of the full value of divestment proceeds in case Maybank proposes to sell shares of MCB in future.

This announcement is dated 29 May 2008.

General Announcement
Reference No **CU-080602-65416**

Submitting Merchant Bank	: ASEAMBANKERS MALAYSIA BERHAD
Company Name	: **MALAYAN BANKING BERHAD**
Stock Name	: MAYBANK
Date Announced	: 02/06/2008

Type	: Announcement
Subject	: Rating of Maybank's Proposed Tier 1 Capital Securities
Contents	: RAM Rating Services Berhad had on 30 May 2008 announced that it has assigned a long term rating of AA2 for Maybank's proposed Innovative Tier-1 Capital Securities of up to RM4.0 billion and Non-Innovative Tier-1 Capital Securities of up to RM3.5 billion. Concurrently RAM Rating Services Berhad had also reaffirmed Maybank's long and short-term financial institutions ratings at AAA and P1.

Both proposed Tier-1 securities form part of Maybank's on-going capital management exercise and Maybank is presently in the process of procuring the relevant approvals from the authorities for the issuance of the Tier-1 securities. As of to date, Bank Negara Malaysia had given their approval on 28 May 2008 for the Tier-1 securities. Maybank will be announcing the details of the Tier-1 securities once all relevant regulatory approvals including the approval from the Securities Commission, have been obtained.

This announcement is dated 2 June 2008.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 50220 OF 2008

Company Name : **MALAYAN BANKING BERHAD**

Stock Name : MAYBANK

Date Announced : 04/06/2008

Subject : MAYBANK-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents : Kindly be advised that the abovenamed Company's additional 3,750 new ordinary shares of RM1.00 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 5 June 2008.

General Announcement
Reference No **CU-080604-67429**

Submitting Merchant Bank	: ASEAMBANKERS MALAYSIA BERHAD
Company Name	: **MALAYAN BANKING BERHAD**
Stock Name	: MAYBANK
Date Announced	: 04/06/2008

Type	: Announcement
Subject	: Acquisition of 2 ordinary shares of RM1.00 each in Cekap Mentari Berhad representing the entire issued and paid-up share capital for a cash consideration of RM2.00

Contents : The Board of Directors of Malayan Banking Berhad ("Maybank" or "Company") wishes to announce that Bank Negara Malaysia had on 28 May 2008 given its approval to Maybank on the following: -

(i) issuance of Non-Innovative Tier-1 Capital Securities by Maybank of up to RM3.5 billion in nominal value ("NIT1 Capital"); and

(ii) establishment of a wholly-owned subsidiary (in connection with the NIT1 Capital) pursuant to Section 29 of the Banking and Financial Institution Act 1989.

Pursuant thereto, the Company had on 30 May 2008, acquired Cekap Mentari Berhad ("CMB") in relation to the NIT1 Capital.

CMB has an authorised share capital of RM100,000 comprising 100,000 ordinary shares of RM1.00 each and an issued and paid-up share capital of RM 2.00 comprising 2 ordinary shares of RM 1.00 each.

This announcement is dated 4 June 2008.

General Announcement
Reference No **MM-080605-66517**

Submitting Merchant Bank	: ASEAMBANKERS MALAYSIA BERHAD
Company Name	: **MALAYAN BANKING BERHAD**
Stock Name	: MAYBANK
Date Announced	: 05/06/2008

Type	: Announcement
Subject	: Proposed Issuance of, Offer for Subscription or Purchase of, or Invitation to Subscribe for, or Purchase Innovative Tier 1 ("IT1") Capital Securities ("IT1CS") Programme of up to RM4.0 Billion and/or its Foreign Currency Equivalent in Nominal Value ("IT1CS Programme" or the "Proposal") by Malayan Banking Berhad ("Maybank" or "Issuer").

Contents : 1. INTRODUCTION

We refer to our earlier announcement dated 2 June 2008 in respect of the long term rating of AA2 being accorded by RAM Rating Services Berhad for the IT1CS Programme.

The Board of Directors of Maybank is pleased to announce that Maybank has obtained approval from the Securities Commission ("SC") vide their letter dated 4 June 2008 to issue the IT1CS Programme.

2. DETAILS OF THE PROPOSED PROGRAMME

The IT1CS has been structured to comply with Bank Negara Malaysia's ("BNM") Guidelines on Innovative Tier 1 capital instruments ("BNM Guidelines"). Based on the BNM Guidelines, a limit of 50% of the total Tier 1 capital (net of goodwill) is imposed on the total of IT1 and Non-Innovative Tier 1 ("NIT1") capital instruments issued, with IT1 capital limited at 15% of the total Tier 1 capital (net of goodwill). Any IT1 balance in excess of the 15% limit will be included as upper Tier 2 capital for computation of the Issuer's Risk Weighted Capital Ratio ("RWCR").

The IT1CS will be issued in the form of capital securities and is to be treated as a debenture for accounting and tax purposes, and for the purpose of submission to the SC. The IT1CS will be issued via an IT1CS Programme. The IT1CS Programme would have a sixty five (65)-year tenure from the date of the first issuance.

Maybank shall have the option to redeem, in whole and not in part, any IT1CS issued on the First Optional Redemption Date of each IT1CS issued, which is a date falling no less than 10 years or no more than 15 years from the respective IT1CS date of first issuance, and every interest payment date thereafter, subject to prior approval of BNM.

The proceeds of the IT1CS Programme shall be used for Maybank's working capital, general banking and other corporate purposes.

This announcement is dated 5 June 2008

General Announcement
Reference No **CU-080618-65471**

Submitting Merchant Bank : ASEAMBANKERS MALAYSIA BERHAD
Company Name : **MALAYAN BANKING BERHAD**
Stock Name : MAYBANK
Date Announced : 18/06/2008

Type : Announcement
Subject : Malayan Banking Berhad ("Maybank" or the "Bank") and Cekap Mentari Berhad (formerly known as Cekap Mentari Sdn Bhd) ("CMB")(collectively the "Issuers")

Proposed Issuance of, Offer for Subscription or Purchase of, or Invitation to Subscribe for, or Purchase of Non-Innovative Tier 1 Capital ("NIT1 Capital") of up to RM3.5 Billion in Nominal Value comprising of:

(1) Non-Cumulative Perpetual Capital Securities ("NCPCS") to be issued by Maybank ("NCPCS Issuer")

which are stapled to:

(2) Subordinated Notes ("Sub Notes") to be issued by CMB ("Sub Notes Issuer")

(collectively "Stapled Securities" or "Proposal")

Contents : INTRODUCTION

We refer to our earlier announcements dated 2 June 2008 in respect of the long term rating of AA2 being accorded by RAM Rating Services Berhad ("RAM") for the NIT1 Capital and 4 June 2008 in respect of the acquisition of CMB by Maybank.

The Board of Directors of Maybank is pleased to announce that Maybank has obtained approval from the Securities Commission ("SC") vide their letter dated 17 June 2008 to issue the NIT1 Capital.

DETAILS OFTHE PROPOSAL

The NIT1 Capital is structured in accordance with the Guidelines on Non-Innovative Tier 1 Capital Instruments issued by Bank Negara Malaysia ("BNM"). The NIT1 Capital will be issued in the form of Stapled Securities, which will comprise of the issuance of NCPCS by Maybank which will be stapled to Sub Notes to be issued by CMB, a wholly-owned subsidiary of Maybank.

The NCPCS will be perpetual and have no final maturity. Maybank shall have the option to redeem the NCPCS on the tenth (10th) anniversary year from the date of first issuance, or any distribution date thereafter.

The Stapled Securities are not guaranteed and will constitute direct, unsecured and subordinated obligations of the Maybank Group. Claims in

respect of the NCPCS will rank pari passu and without preference among themselves, other Tier 1 capital securities of Maybank and the most junior class of preference shares in Maybank (if any), but in priority to the ordinary shareholders in Maybank. Claims in respect of the Sub Notes shall rank pari passu and without preference among themselves and with the most junior class of preference shares (if any) of CMB, but in priority to the ordinary shares in CMB.

The NIT1 Capital has been assigned a final rating of AA2 by RAM and the proceeds of the Stapled Securities shall be utilized for Maybank's working capital, general banking and other corporate purposes.

The Stapled Securities will not be listed on Bursa Securities or any other stock exchange.

This announcement is dated 18 June 2008.

Reference No **MB-080624-63122**

Company Name : **MALAYAN BANKING BERHAD**
Stock Name : MAYBANK
Date Announced : 25/06/2008

Type : **Announcement**
Subject : **Family Takaful Business Joint Venture in Pakistan**

Contents :

Maybank wishes to announce that it has on 23 June 2008, received approval from Bank Negara Malaysia to establish or acquire a subsidiary to be used as a Special Purpose Vehicle for the purpose of acquiring 30% of the issued and paid-up capital of Pak-Kuwait Family Takaful Company Limited.

Through the acquisition, Maybank intends to venture into the Family Takaful business in Pakistan. Pak-Kuwait Family Takaful Company Limited is a newly incorporated company and it is in the process of applying for license from the authorities in Pakistan to operate the family Takaful business. It is a joint venture between Pak-Kuwait Investment Company Private Limited, Allied Bank Limited and Saudi Pak Industrial and Agricultural Investment Company Limited. The issued and paid-up capital of the company is Pakistan Rupees 500 million.

All the parties are currently negotiating and finalizing the terms of the joint venture.

This announcement is dated 25 June 2008.

General Announcement
Reference No **CU-080625-34176**

Submitting Merchant Bank	: ASEAMBANKERS MALAYSIA BERHAD
Company Name	: **MALAYAN BANKING BERHAD**
Stock Name	: MAYBANK
Date Announced	: 25/06/2008

Type	: Announcement
Subject	: Malayan Banking Berhad ("Maybank" or "the Company") Proposed acquisition by Maybank of up to 20% of the issued and paid-up share capital of MCB Bank Limited ("MCB") for a purchase consideration to be wholly satisfied in cash ("Proposed Acquisition")

Contents : We refer to the announcement dated 29 May 2008 in relation to the Proposed Acquisition.

On behalf of the Company, Aseambankers Malaysia Berhad is pleased to announce that Maybank had on 25 June 2008, successfully completed the acquisition of 15% of the issued and paid-up capital of MCB.

This announcement is dated 25 June 2008.

General Announcement
Reference No **CU-080627-61722**

Submitting Merchant Bank	: ASEAMBANKERS MALAYSIA BERHAD
Company Name	: **MALAYAN BANKING BERHAD**
Stock Name	: MAYBANK
Date Announced	: 27/06/2008

Type	: Announcement
Subject	: Issuance of Non-Innovative Tier 1 Capital ("NIT1 Capital") of up to RM3.5 billion in nominal value comprising of: (1) Non-Cumulative Perpetual Capital Securities ("NCPCS") to be issued by Malayan Banking Berhad ("Maybank") which are stapled to: (2) Subordinated Notes ("Sub Notes") to be issued by Cekap Mentari Berhad (formerly known as Cekap Mentari Sdn Bhd) ("Cekap Mentari"), a wholly-owned subsidiary of Maybank
Contents	: We refer to our earlier announcements, dated: - 2 June 2008 in respect of the long term rating of AA2 accorded by RAM Rating Services Berhad for the NIT1 Capital; 4 June 2008 in respect of the acquisition of Cekap Mentari by Maybank; and 18 June 2008 in respect of approval from Securities Commission for the NIT1 Capital. The Board of Directors of Maybank is pleased to announce that the NIT1 Capital of up to RM3.5 billion has been successfully issued on 27 June 2008 via private placement. The NIT1 Capital is issued in the form of stapled securities, which comprise the issuance of NCPCS by Maybank stapled to the Sub Notes issued by Cekap Mentari, a wholly-owned subsidiary of Maybank. This announcement is dated 27 June 2008.

BURSA MALAYSIA

General Announcement

Initiated by **MALAYAN BANKING** on **10/07/2008 05:49:50 PM**
Submitted by **MALAYAN BANKING** on **10/07/2008 06:23:17 PM**
Reference No **MB-080710-64190**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	MALAYAN BANKING BERHAD
*** Stock name**	MAYBANK
*** Stock code**	1155
*** Contact person**	Mohd Nazlan Mohd Ghazali
*** Designation**	General Counsel & Company Secretary
*** Contact number**	603- 2074 8807
E-mail address	nazlan_ghazali@maybank.com.my

Type *	**Announcement**
Subject *:	Malayan Banking Berhad ("Maybank" or "the Company") Proposed Family Takaful Business Joint Venture in Pakistan

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to our earlier announcement dated 25 June 2008 in respect of the approval from Bank Negara Malaysia for Maybank to establish or acquire a subsidiary to be used as the Special Purpose Vehicle ("SPV") for the acquisition of the 30% of the issued and paid up capital in the Pak-Kuwait Family Takaful Company Limited.

Pursuant to Paragraph 9.19(23) of the Listing Requirements of Bursa Malaysia Securities Berhad, we wish to announce that the Company had on 8 July 2008 acquired Pelangi Amanmaz Sdn. Bhd ("PASB") as a subsidiary to be used as the SPV for the said venture.

PASB has an authorized share capital of RM100,000 comprising 100,000 ordinary shares of RM1.00 each and issued and paid-up capital of RM2.00 comprising 2 ordinary shares of RM1.00 each.

This announcement is dated 10 July 2008.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

END

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